Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Resolute Energy Corporation:

We consent to the use of our reports dated May 9, 2017, with respect to the Statement of Revenue and Direct Operating Expenses of Resolute Energy Corporation’s acquisition of certain PetroCap Properties and the Statement of Revenue and Direct Operating Expenses of Resolute Energy Corporation’s acquisition of certain CPX Properties for the year ended December 31, 2016, which reports appear in the Form 8-K dated May 9, 2017 of Resolute Energy Corporation, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

Denver, Colorado
May 22, 2017